AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
INTRA-ASIA ENTERTAINMENT CORPORATION.

     THE UNDERSIGNED, having associated ourselves together for the purpose of forming a corporation for the transaction of business and the promotion and conduct of the objects and purposes hereinafter stated, under the provisions of and subject to the requirements of the laws of the State of Nevada, being amended and restated pursuant to resolution of the board of directors and approved by a majority of the shareholders in conformity with NRS 78.390 do make, record and file these Articles of Incorporation, in writing, and we do hereby certify:

ARTICLE I

NAME

The name of this Corporation shall be: Intra-Asia Entertainment Corporation.

ARTICLE II

PURPOSE

     The purpose for which said Corporation is formed and the nature of the objects proposed to be transacted and carried on by it is to engage in any and all lawful activity, as provided by the laws of the State of Nevada.

ARTICLE III

CAPITAL STOCK

     The authorized amount of Capital Stock of the Corporation shall be One Hundred Fifty Million (150,000,000) shares of Common Stock at $.001 par value per share and Ten Million (10,000,000) shares of Preferred Stock at $.001 par value per share, in such series and designations as may be authorized by the Board of Directors. Said Capital Stock may be increased or decreased from time to time in accordance with the provisions of the laws of the State of Nevada. The effective date for this change together with any changes, splits, reverse splits and/or stock dividends shall be on or before December 31, 2003.

ARTICLE IV

GOVERNING BOARD

The members of the Governing Board of the Corporation are styled Directors. The initial board of directors shall consist of seven members.

ARTICLE V

INDEMNIFICATION

No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of an Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE VI

ACQUISITION OF CONTROLLING INTEREST

     The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this paragraph shall apply to or have any effect on any transaction involving acquisition of control by any person or any transaction with an interested stockholder occurring prior to such amendment or repeal.

ARTICLE VII

COMBINATIONS WITH INTERESTED STOCKHOLDERS

     The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 19th day of December, 2003.

/s/ Heinz Fraunhoffer
Heinz Fraunhoffer, CEO